UNITED STATES
SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **February 12, 2009**

ETERNAL IMAGE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**000-18889**	**20-4433227**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

28800 Orchard Lake Road, Suite 130, Farmington, MI	**48334**
(Address of principal executive offices)	(Zip Code)

Registrants' telephone number including area code: **(248) 932-3333**

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 3 — Securities and Trading Markets

Item 3.03 **Material Modifications to Rights of Security Holders**

See the disclosure set forth in Item 5.03 (b), below.

Section 5 — Corporate Governance and Management

Item 5.01 **Changes in Control of Registrant**

See the disclosure set forth in Item 5.03 (b), below.

Item 5.03

Item 5.03 **Amendment to Articles of Incorporation or Bylaws; Change in Fiscal Year.**

(a) On February 12, 2009, the Company amended its certificate of incorporation by filing a Certificate of Amendment of its Certificate of Incorporation (the "Certificate of Amendment") reflecting an increase in the authorized shares of the Company's capital stock, an increase in the authorized common shares of the Company and a decrease in the authorized preferred shares of the Company. This amendment was approved by the majority consent of the Company's shareholders on January 14, 2009. The Company now has authorized 800,000,000 shares of capital stock, of which 750,000,000 are authorized as common stock and 50,000,000 as preferred stock. The Articles of Incorporation, which were effective as of February 12, 2009, are attached to this Form 8-K as Exhibit 3.1.

(b) On February 12, 2009, the Company amended its certificate of incorporation by filing a Certificate of Designation of Voting Non-Convertible Preferred Stock of Eternal Image, Inc. (the "Certificate of Designation"). As a result, the holder of the Company's common stock became subject to the rights and preferences of this series of preferred stock. The filing of this Certificate of Designation was approved and authorized by the Company's Board of Directors on February 12, 2009. A copy of the Company's Certificate of Designations which was effective on February 12, 2009, is attached as Exhibit 3.2 to this report, and the following summary of rights and preferences is qualified in all respects by the text of the Certificate of Designation, which is incorporated by reference in this Item 3.02.

- There are not conversion rights attached to Voting Non-Convertible Preferred Stock of Eternal Image, Inc.

- The holders of Voting Non-Convertible Preferred Stock are entitled to dividends on the basis of one share of Voting Non-Convertible Preferred Stock equals 10 shares of Common Stock.

- Upon any liquidation, dissolution or winding up of the Corporation, the holder of shares of Voting Non-Convertible Preferred Stock shall be entitled to receive an aggregate distribution amount per share, subject to the provision for adjustment hereinafter set forth, equal to 10 times the aggregate amount to be distributed per share to holders of shares of Common Stock

- holder of one share of the Voting Non-Convertible Preferred Stock shall have voting rights on all matters ented to shareholder equal to 10 shares of common stock.

All 50,000,000 shares of Voting Non-Convertible Preferred Stock are issued and outstanding and held by the Company's Chief Executive Officer and Chairman of the Board of Directors, Clint Mytych. The aforementioned super voting rights have been designated to Mr. Mytych's preferred stock in an attempt to restore his control position as it existed prior to the occurrence of events reported in the Company's Current Report on Form 8-K filed on January 16, 2009 and incorporated by reference herein.

The above descriptions of the Certificate of Amendment and the Certificate of Designation are summaries and are not complete. Reference is made to the Certificate of Amendment and Certificate of Designation which are filed as Exhibit 3.1 and 3.2, respectively, to this Form 8-K.

Item 9.01.Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are attached with this report on Form 8-K:

3.1   Certificate of Amendment of Certificate of Incorporation of Eternal Image, Inc. (filed copy)

3.2   Certificate of Designation of Voting Non-Convertible Preferred Stock of Eternal Image, Inc. (filed copy)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ETERNAL IMAGE, INC.

Date: February 19, 2009   By: /s/ *Clint Mytych*
_____
Clint Mytych
Chief Executive Officer and Chairman

Exhibit 3.1

Delaware

PAGE 1

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "ETERNAL IMAGE, INC.", FILED IN THIS OFFICE ON THE TWELFTH DAY OF FEBRUARY, A.D. 2009, AT 11:29 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

2236242 8100

090133222

AUTHENTICATION: 7133186

DATE: 02-12-09

You may *verify this certificate online*
at *corp.delaware.gov/authver.shtml*

State Of Delaware
Secretary of State
Division of Corporations
Delivered 11:38 AM 02/12/2009
FILED 11:29 AM 02/12/2009
SRV 090133222 - 2236242 FILE

**CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION
OF
ETERNAL IMAGE, INC.**

It is hereby certified that:

1. The name of the corporation is ETERNAL IMAGE, INC. (hereinafter referred to as the "Corporation").

2. The Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on January 31, 2006. The amendment of the restated certificate of incorporation effected by this certificate of amendment is as indicated paragraph 3, immediately below.

3. The restated certificate of incorporation of the Corporation is hereby amended by striking out Article IV thereof and by substituting in lieu of said Article IV the following new Article IV:

"ARTICLE IV. CAPITAL STOCK. The total number of shares of all classes of stock which the Corporation shall have authority to issue is Eight Hundred Million (800,000,000), consisting of Seven Hundred Fifty Million (750,000,000) shares of Common Stock, par value $.001 per share ("Common Stock"), and Fifty Million (50,000,000) shares of Preferred Stock, par value $.001 per share ("Preferred Stock"). Except as otherwise provided by law, the shares of stock of the Corporation, regardless of class, may be issued by the Corporation from time to time in such amounts, for such consideration and for such corporate purposes as the Board of Directors may from time to time determine.

The designations of the Preferred Stock and the powers, preferences, qualifications, limitations or restrictions, and relative rights thereof shall be as follows:

Shares of Preferred Stock may be issued from time to time in one or more series of any number of shares as may be determined from time to time by the Board of Directors; provided that the aggregate number of shares issued and not cancelled of any and all such series shall not exceed the total number of shares of Preferred Stock authorized by this Certificate of Incorporation. Each series of Preferred Stock shall be distinctly designated. The voting powers, if any, of each such series and the preferences and relative, participating, option and other special rights of each such series and qualifications, limitations and restrictions thereof, if any, may differ form those of any and all other series at any time outstanding; and the Board of Directors is hereby expressly granted authority to fix, in the resolution or resolutions providing for the issue of a particular series of Preferred Stock, the voting powers, if any, of each such series and the designations, preferences and relative, participating, option and other special rights of each such series and qualifications, limitations and restrictions thereof to the full extent now or hereafter permitted by this Certificate of Incorporation and the laws of the State of Delaware, including (but without limiting the generality of the foregoing) the following:

(I) the designation of such series;
(2) the dividend rate of such series, the conditions and dates upon which such dividends shall be payable, the preference or relation which such dividends shall bear to the dividends payable on any class or classes or on any other series of any class or classes of capital stock of the Corporation, and whether such dividends shall be cumulative or non-cumulative;
(3) whether the shares of such series may be redeemed by the Corporation, and if so, the times, prices and other terms and conditions of such redemption;

(4) the tenns and amount of any sinking fund provided for the purchase or redemption of the shares of such **senes;**

(5) whether the shares of such series shall be convertible into or exchangeable for shares of any other class or classes or of any series of any class or classes of capital stock of the Corporation, and, if the provision be made for conversion or exchange, the times, prices, rates, adjustments and other tenns and condition of such **conversion or exchange;**

(6) the restrictions and conditions, if any, upon the series or reissue of any additional Preferred Shares ranking on a parity with or prior to such shares as to dividends or upon dissolution;

(7) the rights of the holders of the shares of such series upon the liquidation or distribution of assets of the Corporation, which rights may be different in the case of a voluntary liquidation than in the case of an involuntary liquidation.

Except as otherwise required by law and except for such voting powers with respect to the election of directors or other matters as may be stated in the resolutions of the Board creating any series of Preferred Shares, the holders of any such series shall have voting power equal to that of holders of common stock"

4. The amendments of the certificate of incorporation herein certified have been duly adopted and written consent of shareholders holding a majority of the voting shares outstanding has been given in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

Signed on February 12, 2009

Name: Clint Mytych, President

Exhibit 3.2

Delaware

PAGE 1

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF DESIGNATION OF "ETERNAL IMAGE, INC.", FILED IN THIS OFFICE ON THE TWELFTH DAY OF FEBRUARY, A.D. 2009, AT 5:57 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

2236242   8100

090136898

AUTHENTICATION: 7135144

DATE: 02-13-09

You may verify this certificate online
at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:15 PM 02/12/2009
FILED 05:57 PM 02/12/2009
SRV 090136898 - 2236242 FILE

CERTIFICATE OF DESIGNATION

OF

VOTING NON-CONVERTIBLE PREFERRED STOCK

OF

ETERNAL IMAGE, INC.

Eternal Image, Inc., a corporation organized and existing under the laws of the State of Delaware (hereinafter called the "Corporation"), hereby certifies that the following resolution was adopted by the Board of Directors of the Corporation at a meeting duly called and held on February 12, 2009:

RESOLVED: That pursuant to the authority granted to and vested in the Board of Directors of the Corporation (hereinafter called the "Board") in accordance with the provisions of the Certificate of Incorporation and By-Laws, both as amended, the Board hereby states the Preferred Stock's designation and number of shares, and fixes the relative rights, preferences and limitations thereof as follows:

Voting Non-Convertible Preferred Stock:

Section 1. Designation and Amount. The shares of such series shall be designated as "Voting Non-Convertible Preferred Stock" (the "Voting Non-Convertible Preferred Stock") and the number of shares constituting the Voting Non-Convertible Preferred Stock shall be fifty million (50,000,000). Such number of shares may be increased or decreased by resolution of the Board prior to issuance; provided, that no decrease shall reduce the number of shares of Voting Non-Convertible Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible into Voting Non-Convertible Preferred Stock.

Section 2. Dividends and Distributions.
In connection with dividends and distributions, the holders of shares of Voting Non-Convertible Preferred Stock shall have rights and preferences equal to those of the holders of Common Stock, par value $.001 per share (the "Common Stock") on the basis of one share of Preferred Stock equals 10 shares of Common Stock.

Section 3. Voting Non-Convertible Rights. The holders of shares of Voting Non-Convertible Preferred Stock shall have the following voting rights:

(A) Subject to the provision for adjustment hereinafter set forth, each share of Voting Non-Convertible Preferred Stock shall entitle the holder thereof to 10 votes on all matters submitted to a vote of the stockholders of the Corporation. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision, combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the number of votes per share to

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which holders of shares of Voting Non-Convertible Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event. In the event the Corporation shall at any time declare or pay any dividend on the Voting Non-Convertible Preferred Stock payable in shares of Voting Non-Convertible Preferred Stock, or effect a subdivision, combination or consolidation of the outstanding shares of Voting Non-Convertible Preferred Stock (by reclassification or otherwise than by payment of a dividend in shares of Voting Non-Convertible Preferred Stock) into a greater or lesser number of shares of Voting Non-Convertible Preferred Stock, then in each such case the number of votes per share to which holders of shares of Voting Non-Convertible Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Voting Non-Convertible Preferred Stock that were outstanding immediately prior to such event and the denominator of which is the number of shares of Voting Non-Convertible Preferred Stock outstanding immediately after such event.

(B)   Except as otherwise provided herein, in the Certificate of Incorporation or by law, the holders of shares of Voting Non-Convertible Preferred Stock and the holders of shares of Common Stock and any other capital stock of the Corporation having general voting rights shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

(C)   Except as set forth herein, or as otherwise provided by law, holders of Voting Non-Convertible Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

Section 4.   Reacquired Shares. Any shares of Voting Non-Convertible Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock or Common Stock as the Board of Directors may determine. If reclassified as Preferred Stock, the shares may be reissued as part of a new series of Preferred Stock subject to the conditions and restrictions on issuance set forth herein, in the Certificate of Incorporation, or in any other Certificate of Designations creating a series of Preferred Stock or any similar stock or as otherwise required by law.

Section 6.   Liquidation, Dissolution or Winding Up.

(A)   Upon any liquidation, dissolution or winding up of the Corporation, the holders of shares of Voting Non-Convertible Preferred Stock shall be entitled to receive an aggregate distribution amount per share, subject to the provision for adjustment hereinafter set forth, equal to 10 times the aggregate amount to be distributed per share to holders of shares of Common Stock..

(B)   Neither the consolidation, merger or other business combination of the Corporation with or into any other corporation nor the sale, lease, exchange or conveyance of all or any part of the property, assets or business of the Corporation shall be deemed to be a liquidation, dissolution or winding up of the Corporation for purposes of this Section 6.

(C)   In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision, combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the aggregate amount to which holders of shares of Voting Non-Convertible Preferred Stock were entitled immediately prior to such event under the proviso in paragraph (A) of this Section 6 shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event. In the event the Corporation shall at any time declare or pay any dividend on the Voting Non-Convertible

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Preferred Stock payable in shares of Voting Non-Convertible Preferred Stock, or effect a subdivision, combination or consolidation of the outstanding shares of Voting Non-Convertible Preferred Stock (by reclassification or otherwise than by payment of a dividend in shares of Voting Non-Convertible Preferred Stock) into a greater or lesser number of shares of Preferred Stock, then in each such case the aggregate amount to which holders of shares of Voting Non-Convertible Preferred Stock were entitled immediately prior to such event under the proviso of paragraph (A) of this Section 6 shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Voting Non-Convertible Preferred Stock that were outstanding immediately prior to such event and the denominator of which is the number of shares of Voting Non-Convertible Preferred Stock outstanding immediately after such event.

Section 7. <u>Consolidation, Merger, etc</u>. Notwithstanding anything to the contrary contained herein, in case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case each share of Voting Non-Convertible Preferred Stock shall at the same time be similarly exchanged or changed into an amount per share, subject to the provision for adjustment hereinafter set forth, equal to 10 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision, combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Voting Non-Convertible Preferred Stock shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event. In the event the Corporation shall at any time declare or pay any dividend on the Voting Non-Convertible Preferred Stock payable in shares of Voting Non-Convertible Preferred Stock, or effect a subdivision, combination or consolidation of the outstanding shares of Voting Non-Convertible Preferred Stock (by reclassification or otherwise than by payment of a dividend in shares of Voting Non-Convertible Preferred Stock) into a greater or lesser number of shares of Voting Non-Convertible Preferred Stock, then in each such case the amount set forth in the first sentence of this Section 7 with respect to the exchange or change of shares of Voting Non-Convertible Preferred Stock shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Voting Non-Convertible Preferred Stock that were outstanding immediately prior to such event and the denominator of which is the number of shares of Voting Non-Convertible Preferred Stock outstanding immediately after such event.

Section 8. <u>No Redemption</u>. The shares of Voting Non-Convertible Preferred Stock shall not be redeemable.

Section 9. <u>Rank</u>. The Voting Non-Convertible Preferred Stock shall rank, with respect to the payment of dividends and the distribution of assets, equal to the Common stock and junior to all series of any other class of the Preferred Stock issued either before or after the issuance of the Voting Non-Convertible Preferred Stock, unless the terms of any such series shall provide otherwise.

Section 10. <u>Amendment</u>. At such time as any shares of Voting Non-Convertible Preferred Stock are outstanding, the Certificate of Incorporation, as amended, of the Corporation shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Voting Non-Convertible Preferred Stock so as to affect them adversely without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Voting Non-Convertible Preferred Stock, voting together as a single class.

Section 11. <u>Fractional Shares</u>. Voting Non-Convertible Preferred Stock may be issued in fractions of a share which shall entitle the holder, in proportion to such holder's fractional shares, to exercise voting rights, receive dividends, participate in distributions and have the benefit of all other rights of holders of Voting Non-Convertible Preferred Stock.

IN WITNESS WHEREOF, this Certificate of Designations is executed on behalf of the Corporation by its Chief Executive Officer this 12th day of February, 2009.

ETERNAL IMAGE, INC.

By: /s/ Clint Mytych
Name: Clint Mytych
Title: President and Chief Executive Officer

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